Exhibit 99.9

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2019

Date of Report: May 14, 2019

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Maverix Metals Inc. and its subsidiaries (collectively “Maverix”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three month period ended March 31, 2019 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“IFRS”), applicable to preparation of interim financial statements including International Accounting Standard 34-Interim Financial Reporting. Readers are encouraged to consult the Company’s audited consolidated financial statements for the year ended December 31, 2018 and the corresponding notes to the financial statements, which are available under Maverix’s profile on SEDAR www.sedar.com. All amounts in this MD&A are expressed in Canadian dollars (“CAD”), unless identified otherwise.

Table of Contents

1)             Description of Business

2)             Highlights and Key Accomplishments For the Three Month Period Ended March 31, 2019

3)             Outlook for 2019

4)             Portfolio of Royalty, Stream and Other Interests Owned by Maverix as at March 31, 2019

5)             Subsequent Events

6)             Summary of Quarterly Results

7)             Non-IFRS and Other Measures

8)             Liquidity and Capital Resources

9)             Off-Balance Sheet Arrangements

10)      Transactions with Related Parties

11)      Critical Accounting Estimates and Judgements

12)      Financial Instruments

13)      Other

1.              Description of Business

Maverix is a resource-based company that seeks to acquire and manage royalties and metal purchase agreements (“Streams”) on projects that are in an advanced stage of development or on operating mines producing precious or other metals. Royalty interests (“Royalty” or collectively, “Royalties”) are non-operating interests in mining projects that provide Maverix the right to a percentage of the gross revenue from the metals produced from the project after deducting specified costs, if any (a Net Smelter Returns royalty (“NSR”)) or a percentage of the gross revenue from precious or other metals produced from the project (a Gross Revenue Royalty (“GRR”)). Under a Stream interest, Maverix makes an upfront payment to acquire the Stream and then receives the right to purchase, at a fixed price per unit or a variable price based on the spot price of the precious or other metal, a percentage of a mine’s production for a specified period or for the life of the mine.

The Company’s business strategy is to acquire existing Royalty and Stream interests or to finance production or development stage projects in exchange for Royalty or Stream interests. In the ordinary course of business, Maverix engages in a continual review of opportunities to acquire existing Royalty or Stream interests, to establish new Royalties or Streams on operating mines, to create new Royalty or Stream interests through the financing of mine development or exploration, or to acquire companies that hold Royalty and Stream interests. The Company currently has 80 Royalties and Streams, of which 13 of the underlying mines are producing, excluding royalty payments from industrial minerals and power assets.

The Company’s common shares trade on the TSX Venture Exchange under the trading symbol “MMX”.

2.              Highlights and Key Accomplishments For the Three Month Period Ended March 31, 2019

Financial and Operating:

•                  Revenue for the three months ended March 31, 2019 was $7.5 million;

•                  Operating cash flow for the three months ended March 31, 2019 was $2.9 million;

•                  Operating cash flow excluding changes in non-cash working capital1 was $5.2 million;

•                  Total attributable gold equivalent ounces produced for the three months ended March 31, 2019 was 5,2642 ounces;

•                  Total attributable gold equivalent ounces sold for the three months ended March 31, 2019 was 4,3581 ounces;

•                  Average cash cost per attributable gold equivalent ounce sold for the three months ended March 31, 2019 was $2021;

•                  Net income for the three months ended March 31, 2019 was $1.5 million; and

•                  Adjusted net income1 for the three months ended March 31, 2019 was $1.8 million.

Strategic:

El Mochito Stream

In March 2019, the Company entered into an agreement to acquire 22.5% of the silver produced from the El Mochito mine (the “El Mochito Stream”), owned and operated by Ascendant Resources Inc. (“Ascendant”). The Company made an upfront payment of US$7.5 million, and subject to Ascendant satisfying certain conditions, could make a further US$7.5 million payment for an additional 17.5% of the silver produced from the El Mochito mine. If the additional US$7.5 million payment is made, then Maverix will be entitled to purchase a total of 40% of the silver produced by El Mochito, until it has purchased a cumulative total of 3,000,000 ounces, at which point the silver stream percentage will decrease to 30% of the life of mine silver. Maverix will make ongoing payments of 25% of the spot price of silver for each ounce delivered. The El Mochito Mine is 100% owned by Ascendant and is located in western Honduras.

3.              Outlook for 20193

Maverix remains well positioned to achieve the previously announced guidance of attributable gold equivalent production of 22,5001 and 24,5001 ounces for 2019. As a number of our paying assets are continuing to ramp up operations throughout the year, we expect our attributable gold equivalent production to be weighted towards the second half of 2019.

The Beta Hunt mine (where Maverix holds a 6% GRR and a 1.5% NSR royalty on gold production) is currently only producing on a limited basis, as RNC Minerals (“RNC”) is completing an updated resource estimate currently expects full production to restart later this year.4

Coeur Mining, Inc. (“Coeur”) recently reported that the ramp up at the Silvertip mine (where Maverix holds a 2.5% NSR) was somewhat slower than expected, however operating results were steadily improving, and full year 2019 production guidance was being maintained.5

1  Refer to section on non-IFRS and other measures of this MD&A.

2  Refer to section on summary of quarterly results of this MD&A.

3  Statements made in this section contain forward-looking information. Reference should be made to the “Cautionary Statement on Forward-Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent Annual Information Form filed with the Canadian securities regulatory authorities on www.sedar.com.

4  Please refer to the RNC news release dated May 8, 2019.

5  Please refer to the Coeur news release dated May 1, 2019.

4.              Portfolio of Royalty, Stream and Other Interests Owned by Maverix as at March 31, 2019

As at March 31, 2019, the Company owned 80 Royalties, Streams and other interests. Thirteen of the Royalties and Streams are on producing properties, including five in Australia, two in Canada, two in Mexico, two in the United States and one in each of Honduras and Burkina Faso. In addition, the Company owns a number of Royalties and Streams on development and exploration/evaluation stage projects in Argentina, Armenia, Australia, Canada, Chile, Dominican Republic, French Guiana, Mexico, Peru, and the United States, amongst others. The Company uses “evaluation stage” to describe exploration stage properties that contain mineralized material and on which operators are engaged in the search for reserves. We do not conduct mining operations on the properties in which we hold Royalty and Stream interests, and we are not required to contribute to capital costs, exploration costs, environmental costs or other operating costs on those properties.

Primary Properties:

La Colorada Gold Stream (Durango, Mexico)

The Company has an agreement to purchase 100% of the gold produced from the La Colorada mine operated by Pan American, at a price that is the lessor of US$650 per ounce or the spot market price per ounce for the life of the mine.

Hope Bay NSR Royalty (Nunavut, Canada)

The Company has a 1.0% NSR royalty payable quarterly on all metals produced at the Hope Bay mine operated by TMAC Resources Inc.

Karma NSR Royalty (Ouahigouya, Burkina Faso)

The Company has a 2.0% NSR royalty payable quarterly on all metals produced at the Karma mine operated and 90% owned by Endeavour Mining Corporation.

Mt. Carlton NSR Royalty (Queensland, Australia)

The Company has a 2.5% NSR royalty payable quarterly on all metals produced at the Mt. Carlton mine operated by Evolution Mining Ltd.

Beta Hunt Gold GRR/NSR Royalties and Nickel NSR Royalty (Western Australia, Australia)

The Company holds a collection of Royalties, including a 6% GRR and a 1.5% NSR royalty payable quarterly on all gold production, and a 1% GRR and 0.5% NSR royalty payable quarterly on all nickel production, at the Beta Hunt mine. The Beta Hunt mine is operated by RNC.

Florida Canyon NSR Royalty (Nevada, United States)

The Company has a 3.25% NSR royalty payable quarterly on all metals produced from the Florida Canyon mine operated by Alio Gold Corp.

Moss Silver Stream (Arizona, United States)

The Company has an agreement to purchase 100% of the silver produced from the Moss mine operated by Northern Vertex Corp. (“Northern Vertex”), until a minimum of 3.5 million ounces of silver have been purchased, after which Maverix will be entitled to purchase 50% of the life of mine silver. The Company will make ongoing cash payments at 20% of the spot price of silver.

El Mochito Silver Stream (Santa Bárbara, Honduras)

The Company has an agreement to purchase 22.5% of the silver produced from the El Mochito mine operated by Ascendant. The Company will make ongoing cash payments at 25% of the spot price of silver. If certain production milestones are met, the silver stream percentage will decrease from 22.5% to 20% for the remaining life of the mine.

Silvertip NSR Royalty (British Columbia, Canada)

The Company has a 2.5% NSR royalty payable quarterly on all metals produced at the Silvertip mine operated by Coeur.

Vivien GRR (Western Australia, Australia)

The Company has a 3.5% GRR payable quarterly on all metals produced from the relevant tenements at the Vivien mine operated by Ramelius Resources Ltd.

Moose River Consolidated NSR Royalty (Nova Scotia, Canada)

The Company has a 1% NSR royalty on the Touquoy deposit at the Moose River Consolidated gold mine owned by Atlantic Gold Corporation (“Atlantic Gold”).

San Jose (Taviche Oeste) NSR Royalty (Oaxaca, Mexico)

The Company has a 1.5% NSR royalty payable quarterly on all metals produced from the Taviche Oeste concession at the San Jose mine operated by Fortuna Silver Mines Inc.

McCoy-Cove NSR Royalty (Nevada, United States)

The Company has a 1.5% NSR royalty on all metals produced from the development stage McCoy-Cove project located in central Nevada owned by Premier Gold Mines Limited.

Gemfield NSR Royalty (Nevada, United States)

The Company has a 5.0% NSR royalty on all metals produced from the development stage Gemfield deposit at the Goldfield property located in central Nevada owned by Waterton Global Resource Management (“Waterton”).

Converse NSR Royalty (Nevada, United States)

The Company has a 5.0% NSR royalty on all metals produced from a significant portion of the development stage Converse project located in northern Nevada owned by Waterton.

5.              Subsequent Events

CIBC and National Bank US$75 million Revolving Credit Facility

In April 2019, the Company amended and increased its revolving credit agreement with Canadian Imperial Bank of Commerce (“CIBC”) and National Bank of Canada (“National Bank”) to borrow up to US$75 million (the “Revolving Facility”). The Revolving Facility has a term of four years, which is extendable through mutual agreement between Maverix, CIBC, and National Bank. The amounts drawn on the Revolving Facility are subject to interest at LIBOR plus 2.00% - 3.00% per annum, and the undrawn portion of the Revolving Facility is subject to a standby fee of 0.45% - 0.675% per annum, dependent on the Company’s leverage ratio (as defined in the Revolving Facility credit agreement). In April 2019, the Company repaid US$2.1 million under the amended Revolving Facility, and had an undrawn and available balance of US$60.3 million.

6.              Summary of Quarterly Results

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	March 31, 2019	December 31, 2018	September 30, 2018	June 30, 2018

Statement of Income and Comprehensive Income
Sales	$1,993	$1,877	$1,921	$1,897
Royalty revenue	5,543	7,126	7,882	6,582
Total revenue	7,536	9,003	9,803	8,479
Cash flow from operating activities	2,890	11,081	4,808	3,497
Net income (loss)	1,539	1,145	819	(458)
Basic earnings (loss) per share	0.01	0.01	0.00	(0.00)
Diluted earnings (loss) per share	$0.01	$0.00	$0.00	$(0.00)

Non-IFRS and Other Measures[1]
Adjusted net income	$1,758	$694	$1,284	$376
Adjusted basic earnings per share	$0.01	$0.00	$0.01	$0.00
Total Attributable Gold Equivalent ounces produced[2]	5,264	5,159	6,623	4,975
Total Attributable Gold Equivalent ounces sold	4,358	5,650	6,195	5,017
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,729	$1,593	$1,582	$1,690
Average cash cost per Total Attributable Gold Equivalent ounce sold	202	164	167	186
Cash flow from operating activities, excluding changes in non-cash working capital	$5,214	$6,988	$6,698	$5,432

Statement of Financial Position
Total assets	$294,670	$293,579	$266,969	$287,257
Total non-current liabilities	$22,679	$16,780	$7,120	$25,861

1  Refer to section on non-IFRS and other measures of this MD&A.

2  Represents the Company’s entitlements under its Royalty and Stream agreements to the gold equivalent ounces of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Silver production is converted to an attributable gold equivalent ounce produced basis by multiplying the attributable silver production at the underlying operation by the LBMA Silver Price for the same respective period and then dividing by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Production figures are based on information provided by the operators of the mining operations to which the silver and gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received. Ounces produced exclude silver ounces to be delivered under the minimum required ratio of silver to actual gold production from the Company’s Moss silver Stream.

Quarter Ended (in thousands, except for Attributable Gold Equivalent ounce and per share amounts)	March 31, 2018	December 31, 2017	September 30, 2017	June 30, 2017

Statement of Income and Comprehensive Income
Sales	$995	$1,304	$891	$858
Royalty revenue	5,771	5,790	3,714	3,119
Total revenue	6,766	7,094	4,605	3,977
Cash flow from operating activities	3,406	2,748	1,464	2,334
Net income	1,205	1,149	704	204
Basic earnings per share	0.01	0.01	0.00	0.00
Diluted earnings per share	$0.01	$0.01	$0.00	$0.00

Non-IFRS and Other Measures[1]
Adjusted net income	$1,126	$1,106	$704	$198
Adjusted basic earnings per share	$0.01	$0.01	$0.00	$0.00
Total Attributable Gold Equivalent ounces produced	4,250	4,364	3,644	2,855
Total Attributable Gold Equivalent ounces sold	4,024	4,361	2,882	2,347
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,681	$1,627	$1,598	$1,695
Average cash cost per Total Attributable Gold Equivalent ounce sold	121	151	160	187
Cash flow from operating activities, excluding changes in non-cash working capital	$5,377	$5,264	$3,636	$2,597

Statement of Financial Position
Total assets	$158,821	$152,643	$148,896	$129,770
Total non-current liabilities	$12,301	$11,908	$11,902	$—

Changes in sales, net income and cash flow from operating activities from quarter to quarter are affected primarily by fluctuations in production at the underlying mines, the timing of shipments, changes in the price of commodities, as well as acquisitions of Royalties and Streams and the commencement of operations of mines under construction. For more information, refer to the quarterly commentary below.

Three Months Ended March 31, 2019 Compared to the Three Months Ended March 31, 2018

For the three months ended March 31, 2019, net income and cash flow from operations were $1.5 million and $2.9 million, respectively, compared with net income and cash flow from operations of $1.2 million and $3.4 million for the comparable period in 2018. The increase in net income and slight decrease in cash flow were attributable to a combination of factors including:

•                  RNC discovered the Father’s Day Vein, a high-grade gold discovery area at the Beta Hunt mine during September 2018 and subsequently announced the temporary suspension of bulk mining production at the Beta Hunt mine to focus on exploration and delineation of the Father’s Day Vein style high grade gold mineralization. RNC continues to focus on their exploration program, which has resulted in a decrease of royalty income of $0.2 million and cash flow from operations of $0.4 million for the three months ended March 31, 2019;

•                  The Company acquired a portfolio of royalties from Newmont Mining Corporation (“Newmont Portfolio”) in June 2018, which included the cash flowing royalty on the Hope Bay mine and royalty payments from a collection of industrial minerals and power assets;

•                  The ramp up of the La Colorada mine, post completion of a major mine expansion resulted in an increase in quarterly gold production and a corresponding increase in sales of $0.6 million;

1  Refer to section on non-IFRS and other measures of this MD&A.

•                  The ramp up of the Silvertip mine and declaration of commercial production in September 2018, resulted in an increase in royalty revenue of $0.3 million;

•                  The Company’s royalty on the Moose River Consolidated gold mine operated by Atlantic Gold was reduced from 3% to 1% from the buyback option exercised by Atlantic Gold, resulting in a decrease in royalty revenue of $0.5 million;

•                  The Company acquired a 100% silver stream on the producing Moss mine in December 2018, resulting in an increase in sales of $0.4 million;

•                  Both net income and cash flow from operations were reduced by the increased cost of acquiring the gold and silver with respect to the Company’s Streams of $0.4 million;

•                  Both net income and cash flow from operations were reduced by an increase in general and administrative expenses of $0.2 million;

•                  Net income increased by $0.5 million due to decreased depletion charges; and

•                  Net income being reduced by an increase in share based compensation of $0.2 million due to timing of stock option grants.

For the three months ended March 31, 2019, total revenue was $7.5 million and Attributable Gold Equivalent ounces sold were 4,3581 compared with total revenue of $6.8 million and Attributable Gold Equivalent ounces sold of 4,0241 for the comparable period in 2018.

The following tables summarize the Company’s total revenues and Attributable Gold Equivalent ounces produced and sold for the three months ended March 31, 2019 and 2018:

	Three months ended March 31, 2019				Three months ended March 31, 2018
(in thousands, except for Attributable Gold Equivalent ounce amounts)	Sales	Royalty Revenue	Attributable Gold Equivalent ounces Produced	Attributable Gold Equivalent ounces Sold[1]	Sales	Royalty Revenue	Attributable Gold Equivalent ounces Produced	Attributable Gold Equivalent ounces Sold[1]
	$	$	Ounces	Ounces	$	$	Ounces	Ounces

Beta Hunt	—	824	388	475	—	1,056	628	628
El Mochito	—	—	788	—	—	—	—	—
Florida Canyon	—	510	402	294	—	575	355	342
Hope Bay	—	678	401	391	—	—	207	—
Karma	—	702	442	405	—	817	564	486
La Colorada	1,577	—	848	921	995	—	895	591
Moose River	—	374	196	216	—	827	264	492
Moss	416	—	305	240	—	—	—	—
Mt. Carlton	—	898	653	518	—	1,192	646	709
San Jose	—	424	187	244	—	430	203	256
Silvertip	—	303	175	175	—	—	—	—
Vivien	—	704	406	406	—	812	451	483
Other	—	126	73	73	—	62	37	37
Consolidated total	1,993	5,543	5,264	4,358	995	5,771	4,250	4,024

1  Refer to section on non-IFRS and other measures of this MD&A.

For the Three Months Ended March 31, 2019 Compared to Other Quarters Presented

When comparing net income of $1.5 million and cash flow from operations of $2.9 million for the three months ended March 31, 2019 with net income (loss) and operating cash flows for other quarters presented in Section 6 above, the following items impact comparability of the analysis:

•                  RNC discovered the Father’s Day Vein, resulting in the Company recognizing royalty revenue of $3.1 million and $2.7 million for the three months ended September 30, 2018 and December 31, 2018, respectively. Subsequent to the discovery of the Father’s Day Vein, RNC announced the suspension of bulk mining to focus on exploration and delineation drilling as previously discussed;

•                  The Company acquired a number of additional cash flowing royalties in April and November of 2017, the Newmont Portfolio in June 2018, and the silver stream on the Moss mine in December of 2018, all of which contributed full quarters of royalty income subsequent to their acquisitions;

•                  A number of underlying mines on which the Company has a Royalty or Stream interest have continued to ramp up or began production over the past year, including the La Colorada mine, the Beta Hunt mine, the Florida Canyon mine, the Silvertip mine and the Moose River Consolidated gold mine;

•                  The Company recognized $1.2 million and $0.9 million in finance expense during the three months ended June 30, 2018 and September 30, 2018, respectively, due to the acceleration of the accretion expense from the early repayment of the US$20 million CEF Facility on July 31, 2018; and

•                  The Company recognized a deferred tax recovery of $1.0 million for the recognition of non-capital losses during the three months ended December 31, 2017.

Change in Total Assets

Total assets increased by $1.1 million from December 31, 2018 to March 31, 2019 primarily resulting from the purchase of the El Mochito Stream for $10.2 million, which was funded by $4.2 million from the Company’s available cash and drawing down $6.0 million (US$4.5 million) under the Revolving Facility. The net increase in total assets from the purchase of the silver stream was partially offset by depletion of the Company’s royalty, stream and other interests and a reduction of the fair value of the Company’s investments.

Total assets increased by $26.6 million from September 30, 2018 to December 31, 2018 primarily resulting from the acquisition of the silver Stream on Northern Vertex’s Moss mine, which was funded by cash on hand and drawing down on the Revolving Facility.

Total assets decreased by $20.3 million from June 30, 2018 to September 30, 2018 primarily resulting from the Company using operating cash flow and the cash received from the ROFRs that were exercised as part of the acquisition of the Newmont Portfolio to repay the CEF Facility.

Total assets increased by $128.4 million from March 31, 2018 to June 30, 2018 primarily resulting from the acquisition of the Newmont Portfolio, which was mostly financed by the issuance of common shares, warrants and cash from borrowing an additional US$10.0 million from the CEF Facility, partially offset by depletion expense.

Total assets increased by $6.2 million from December 31, 2017 to March 31, 2018 primarily resulting from net income and cash flow from operations for the three months ended March 31, 2018 and foreign exchange movements.

Total assets increased by $3.7 million from September 30, 2017 to December 31, 2017 primarily resulting from net income and cash flow from operations for the three months ended December 31, 2017.

Total assets increased by $19.1 million from June 30, 2017 to September 30, 2017 primarily resulting from the increase in cash and cash equivalents from the draw down on the CEF Facility, closing of the concurrent private placements with CEF and Pan American, and cash flow generated from operations, partially offset by depletion expense.

7.              Non-IFRS and Other Measures

The Company has included, throughout this document, certain performance measures, including (i) adjusted net income and adjusted basic earnings per share, (ii) Average realized gold price per Total Attributable Gold Equivalent ounce sold, (iii) Average cash cost per Total Attributable Gold Equivalent ounce sold, and (iv) operating cash flows excluding changes in non-cash working capital. The presentation of these non-IFRS and other measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-IFRS and other measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently.

i.             Adjusted net income and adjusted basic earnings per share are calculated by excluding the effects of other income/expenses, impairment charges, gains/(losses) on sale of royalty and streams and unusual non-recurring items. The Company believes that in addition to measures prepared in accordance with IFRS, certain investors use this information to evaluate the results of the underlying business of the Company. Management believes that these are useful measures of the Company’s performance because they adjust for items which may not relate to or have a disproportionate effect on the period in which they are recognized, impact the comparability of our core operating results from period to period, are not always reflective of the underlying operating performance of our business and/or are not necessarily indicative of future operating results.

The table below provides a reconciliation of the adjusted net income and adjusted earnings per share:

	Three months ended March 31, 2019	Three months ended March 31, 2018
Net income	$1,539	$1,205
Other expense (income)	219	(79)
Adjusted net income	$1,758	$1,126
Divided by:
Basic weighted average number of common shares	215,500,702	154,705,280
Equals:
Adjusted basic earnings per share	$0.01	$0.01

ii.          Average realized gold price per Total Attributable Gold Equivalent ounce sold is calculated by dividing the Company’s total revenue by the Total Attributable Gold Equivalent ounces sold. The Company presents average realized gold price per Total Attributable Gold Equivalent ounce sold as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry that present results on a similar basis. The table below provides a reconciliation of average realized price per Total Attributable Gold Equivalent ounce sold:

	Three months ended March 31, 2019	Three months ended March 31, 2018
Total revenue	$7,536	$6,766

Divided by:
Total Attributable Gold Equivalent ounces sold[1]	4,358	4,024
Equals:
Average realized gold price per Total Attributable Gold Equivalent ounce sold	$1,729	$1,681

1 The Company’s royalty revenue and silver sales are converted to an Attributable Gold Equivalent ounce basis by dividing the royalty revenue plus silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. Total Attributable Gold Equivalent ounces sold includes the Attributable Gold Equivalent ounces from the Company’s royalty revenue and silver sales plus the gold ounces sold from the Company’s gold Streams.

iii.       Average cash cost per Total Attributable Gold Equivalent ounce sold is calculated by dividing the Company’s cost of sales, excluding depletion, by the Total Attributable Gold Equivalent ounces sold. The Company presents average cash cost per Total Attributable Gold Equivalent ounce sold as it believes that certain investors use this information to evaluate the Company’s performance in comparison to other royalty and streaming companies in the precious metals mining industry who present results on a similar basis. The table below provides a reconciliation of average cash cost on a per Total Attributable Gold Equivalent ounce sold basis:

	Three months ended March 31, 2019	Three months ended March 31, 2018
Cash cost of sales is comprised of:	$	$
Cost of sales, excluding depletion	879	486
Divided by:
Total Attributable Gold Equivalent ounces sold	4,358	4,024
Equals:
Average cash cost per Total Attributable Gold Equivalent ounce sold	$202	$121

iv.      The Company has also used the non-IFRS measure of operating cash flows excluding changes in non-cash working capital. This measure is calculated by adding back the decrease or subtracting the increase in changes in non-cash working capital to or from cash provided by (used in) operating activities.

8.              Liquidity and Capital Resources

As at March 31, 2019, the Company had cash and cash equivalents of $5.2 million (December 31, 2018: $6.8 million) and working capital of $11.9 million (December 31, 2018: $11.3 million). In addition, the Company currently has US$60.3 million available under its Revolving Facility.

Cash flow from operations:

For the three months ended March 31, 2019, cash flow from operations was $2.9 million, compared with $3.4 million in the comparable period in 2018, with the slight decrease primarily attributable to the decrease in non-cash working capital. Cash flow from operations for the three months ended March 31, 2019 included a $2.3 million reduction due to changes in non-cash working capital movements. The net decrease in non-cash working capital movements was primarily attributed to an increase in accounts receivable due to the timing of certain royalty payments from the growing portfolio of cash flowing Royalties and Streams.

Cash flow used in investing activities:

During the three months ended March 31, 2019, the Company had net cash outflows from investing activities of $10.2 million, which was the result of the cash consideration paid for the El Mochito Stream. During the three months ended March 31, 2018, the Company’s cash flows from investing activities were insignificant.

Cash flow from financing activities:

During the three months ended March 31, 2019, the Company had net cash inflows from financing activities of $5.8 million, which was the result of drawdowns from the Company’s Revolving Facility and proceeds received from the exercise of stock options. During the three months ended March 31, 2018, the Company had net cash outflows from financing activities of $0.2 million, which was primarily the result of interest and standby payments on the Company’s revolving credit facility, which were partially offset by proceeds received from the exercise of stock options.

Liquidity:

We believe that our current financial resources and funds generated from operations will be adequate to cover anticipated expenditures for general and administrative costs and anticipated minimal capital expenditures for the foreseeable future. Our long-term capital requirements are primarily affected by our ongoing acquisition activities.

The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant Royalties or Streams, we may seek additional debt or equity financing as necessary.

Purchase Commitments:

In connection with its Streams, the Company has committed to purchase the following:

	Percent of life of mine production		Per ounce cash payment: Lesser of amount below and the then prevailing market price (unless otherwise noted)
Gold Stream interests
La Colorada	100%		US$650
La Bolsa	5%		US$450

Silver Stream interests
Moss	100	%(1)	20% of silver spot price
El Mochito	22.5	%(2)	25% of silver spot price

(1)             After 3.5 million ounces of silver are delivered, Maverix’s silver purchase entitlement will be 50% of the remaining life of mine silver production.

(2)             If 3.0 million ounces are delivered to Maverix prior to April 1, 2022, Maverix’s silver purchase entitlement will be 20% of life of mine silver production.

Under the El Mochito Stream, the Company may make an additional US$7.5 million payment to Ascendant in exchange for the right to purchase an additional 17.5% of the silver produced at the El Mochito mine, if certain conditions are met.

9.              Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

10.       Transactions with Related Parties

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities, including any director of the Company. Compensation for key management personnel of the Company was as follows:

	Three months ended March 31, 2019	Three months ended March 31, 2018
Salaries and benefits	$436	$253
Share-based compensation	116	91
Total compensation	$552	$344

During the three months ended March 31, 2019 and 2018, the Company purchased $0.8 million and $0.5 million, respectively, of refined gold from Pan American Silver Corp. (“Pan American”) at a price of US$650 per ounce purchased under its La Colorada gold Stream agreement. As a consequence of its shareholding, Pan American is deemed to have a significant influence over the Company.

11.       Critical Accounting Estimates and Judgements

The preparation of consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s significant accounting policies and estimates are disclosed in Notes 2, 3 and 4 of the December 31, 2018 annual consolidated financial statements, except as described in Note 2 of the condensed consolidated interim financial statements, as it relates to the adoption of IFRS 16, Leases (“IFRS 16”) and IFRS Interpretations Committee Interpretation 23, Uncertainty over Income Tax Treatments, (“IFRIC 23”) effective January 1, 2019.

IFRS 16 — Overview of the changes

The Company adopted IFRS 16 on January 1, 2019, in accordance with the transitional provisions of the standard, applying the modified retrospective approach.

At the inception of a contract, the new leasing standard requires the lessee to assess whether a contract is, or contains, a lease. A contract is, or contains, a lease if the lessee has the right to obtain substantially all of the economic benefits during the term of the arrangement and has the right to direct the use of the asset. If a lease is identified, the new standard eliminates the classification of leases as either operating or finance leases, and all leases that have a term of at least 12 months and are not of a low-value will be recorded on the Company’s balance sheet.

The Company has completed its assessment of the new standard. The process included a review of all lease and service contracts, to determine if we have the right to control the use of an identified asset for a period of time in exchange for consideration. Based on our analysis, the only contract to which the Company will apply the new standard relates to the lease for the use of the Company’s office premises. As a result of adopting the new standard, we recognized a right-of-use asset of $0.4 million within deferred financing costs and other. The right-of-use asset was measured at an amount equal to the lease liability on adoption.

The following is the significant accounting policy that has been amended as a result of the adoption of IFRS 16.

Leases

At inception of a contract, an assessment is made to whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date of a lease, a right-of-use asset and a lease liability are recognized. The right-of-use asset is initially measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, less any lease incentives received. A lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The lease obligation is measured at amortized cost using the effective interest method and remeasured if there is a change in future lease payments.

The right-of-use asset is subsequently depreciated from the commencement date to the earlier of the end of the lease term, or the end of the useful life of the asset. An assessment is made at the end of each reporting period if there is an indication the carrying value of the right-of-use asset is not recoverable.

IFRIC 23

The Company adopted IFRIC 23 on January 1, 2019, with retrospective application in accordance with the standard. IFRIC 23 clarifies the recognition and measurement requirements when there is uncertainty over income tax treatments. The adoption of IFRIC 23 did not result in any adjustments to the Company’s financial results or disclosures.

12.       Financial Instruments

The Company has exposure to a variety of financial risks from its use of financial instruments. This note presents information about the Company’s exposure to each of these risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Capital Risk Management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, streams and other interests, while optimizing its capital structure by balancing debt and equity. At March 31, 2019, the capital structure of the Company consists of $268.4 million (December 31, 2018: $273.1 million) of total equity, comprising share capital, reserves, accumulated other comprehensive income, and deficit, and $22.5 million (December 31, 2018: $16.8 million) drawn under the Company’s revolving credit facility. The Company was not subject to any externally imposed capital requirements with the exception of complying with certain covenants under the Revolving Facility. The Company is in compliance the debt covenants as at March 31, 2019.

Credit Risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and accounts receivable in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash and cash equivalents in several high-quality financial institutions and closely monitors its accounts receivable balances. The Company’s accounts receivable is subject to the credit risk of the counterparties who own and operate the mines underlying Maverix’s royalty portfolio.

Currency Risk

Financial instruments that impact the Company’s net income due to currency fluctuations include: cash and cash equivalents, accounts receivable, investments, accounts payable and accrued liabilities and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian dollar denominated monetary assets and liabilities at March 31, 2019, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the US dollar would increase (decrease) net income by $0.8 million and other comprehensive income by $0.5 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account anticipated cash flows from operations and its holding of cash and cash equivalents. As at March 31, 2019, the Company had cash and cash equivalents of $5.2 million (December 31, 2018: $6.8 million) and working capital of $11.9 million (December 31, 2018: $11.3 million). In addition, the Company currently has US$60.3 million undrawn under its Revolving Facility.

Other Risks

The Company also holds common shares of other companies with a combined fair market value as at March 31, 2019 of $4.5 million (December 31, 2018: $6.1 million). The daily exchange traded volume of these shares may not be sufficient for the Company to liquidate its position in a short period of time without potentially affecting the market value of the shares. The Company is exposed to equity price risk as a result of holding these investments in other mining companies. Based on the Company’s investments held as at March 31, 2019, a 10% increase (decrease) in the equity prices of these investments would increase (decrease) other comprehensive income by $0.5 million.

13.       Other

Capital Stock

As at May 14, 2019, the Company had 215,896,666 outstanding common shares, 7,889,534 outstanding share purchase options outstanding with a weighted average exercise price of $1.16 and 36,500,000 outstanding share purchase warrants with a weighted average exercise price of US$1.21.

Risks and Uncertainties

At the present time, the Company does not hold any direct ownership interest in a mining property in production. The Company’s viability and potential successes lie in its ability to generate revenue out of mineral deposits held by other companies. Revenues, profitability and cash flow from any future operations involving the Company will be influenced by precious and/or base metal prices and by the relationship of such prices to the costs of acquiring Royalties or Streams and the ongoing payment obligations under the Company’s Stream interests. Such prices have fluctuated widely and are affected by numerous factors beyond the Company’s control.

An investment in the Company’s securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in the Company’s most recent Annual Information Form. If any such described risks occur, or if others occur, the Company’s business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investments.

There are important risks which management believes could impact the Company’s business. For additional information on risk and uncertainties, please refer to the section “Risk Factors” contained in the Company’s Annual Information Form available under the Company’s profile on SEDAR at www.sedar.com.

Internal Financial Controls

Venture issuers, as defined in National Instrument 52-109— Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), are not required to include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings. In particular, the Company’s certifying officers are not making any representations relating to the establishment and maintenance of:

i.             controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii.          a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s generally accepted accounting principles.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they make. Investors should be aware that there are inherent limitations on the ability of the Company’s certifying officers to design and implement internal controls over financial reporting and disclosure controls and procedures on a cost-effective basis.

Forward-Looking Statements

This MD&A contains “forward looking information” or “forward looking statements” within the meaning of applicable securities legislation, concerning future financial or operating performance of the Company and its business and operations.

Generally, forward looking information can be identified by the use of forward looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward looking information.

The Company does not intend to update any forward-looking information that is included herein, except in accordance with applicable securities laws. Please refer to the section “Risk Factors” contained in the Company’s Annual Information Form available under the Company’s profile on SEDAR at www.sedar.com. Additional information about Maverix and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

Technical Information

Doug Ward, B.Sc., Mining Engineering, MMSA, Vice President Technical Services for Maverix and a qualified person as defined under NI 43-101 has reviewed and approved the written scientific and technical disclosure contained in this document.